                                                                    Exhibit 4.48

                        SENIOR SECURED CREDIT FACILITIES

                               CANWEST MEDIA INC.

                                   as Borrower

                                     - and -

                       CANWEST GLOBAL COMMUNICATIONS CORP.

                                  as Guarantor

                                     - and -

                      THE FINANCIAL INSTITUTIONS IDENTIFIED
                          ON THE SIGNATURE PAGES HERETO

                                   as Lenders

                                     - and -

                       CANADIAN IMPERIAL BANK OF COMMERCE

           as Co-Lead Arranger, Joint Bookrunner and Syndication Agent

                                     - and -

                             THE BANK OF NOVA SCOTIA

         as Co-Lead Arranger, Joint Bookrunner and Administrative Agent

                                     - and -

                             BANK OF AMERICA CANADA

                       as Arranger and Documentation Agent

--------------------------------------------------------------------------------

                               AMENDING AGREEMENT

--------------------------------------------------------------------------------

                          Dated as of September 5, 2001

                               AMENDING AGREEMENT

         This amending agreement dated as of September 5, 2001 among CanWest Media Inc. (the "BORROWER"), as borrower, CanWest Global Communications Corp. (the "GUARANTOR"), as guarantor, the financial institutions identified on the signature pages hereto as Lenders, and The Bank of Nova Scotia, as administrative agent.

         WHEREAS The Bank of Nova Scotia, as administrative agent (in such capacity, the "ADMINISTRATIVE AGENT") and such other Persons (as that term is defined in the Credit Agreement hereinafter defined and referred to) as may from time to time be parties to the Credit Agreement (collectively, together with The Bank of Nova Scotia in its capacity as a lender, the "LENDERS") agreed to make certain credit facilities available to the Borrower upon the terms and conditions contained in a credit agreement among the Borrower, the Guarantor, the Administrative Agent and the Lenders dated as of November 7, 2000 (the "CREDIT AGREEMENT");

         AND WHEREAS the Borrower has requested of the Administrative Agent and the Lenders that the Credit Agreement be amended as hereinafter provided and the Administrative Agent and the Lenders have agreed to permit such amendments to the Credit Agreement on the terms and conditions set forth in this amending agreement;

         NOW THEREFORE in consideration of the foregoing premises and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Borrower, the Guarantor, the Administrative Agent and the Lenders agree as follows:

1. DEFINED TERMS. Capitalized terms used in this amending agreement and not otherwise defined shall have the respective meanings attributed to them in the Credit Agreement.

2. AMENDMENT TO SECTION 1.01. The definition of "Permitted Encumbrances" in Section 1.01 of the Credit Agreement shall be amended by adding to the end thereof the following as paragraph (w):

         "(w) Encumbrances, not otherwise permitted in this definition, securing Permitted Debt not in excess of $25 million in the aggregate, provided such Encumbrances are subordinated to the Security Interests granted to the Lenders in a manner satisfactory to the Administrative Agent."

3. REFERENCE TO AND EFFECT ON THE CREDIT AGREEMENT. On and after this date, each reference in the Credit Agreement to "this agreement" and each reference to the Credit Agreement in the Credit Documents and any and all other agreements, documents and instruments delivered by any of the Lenders, the Administrative Agent, the Borrower, the Guarantor or any other Person shall mean and be a reference to the Credit Agreement as amended by this amending agreement. Except as specifically amended by this amending agreement, the Credit Agreement shall remain in full force and effect and is hereby ratified and confirmed.

4. NO WAIVER, ETC. The execution, delivery and effectiveness of this amending agreement shall not, except as expressly provided, operate as a waiver of any right, power or remedy of the

Administrative Agent or any of the Lenders under any of the Credit Documents nor constitute a waiver of any provision of any of the Credit Documents.

5. GOVERNING LAW. This amending agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

6. COUNTERPARTS. This amending agreement may be executed in any number of counterparts (including by way of facsimile) and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

         IN WITNESS WHEREOF, the parties have caused this amending agreement to be executed by their respective duly authorized officers as of the date first above written.

                                     CANWEST MEDIA INC.,
                                     as Borrower

                                     Per: /s/ JOHN MAGUIRE
                                          --------------------------------------
                                          Authorized Signing Officer

                                     Per: /s/ P.A. HARROD
                                          --------------------------------------
                                          Authorized Signing Officer

                                     CANWEST GLOBAL COMMUNICATIONS CORP.
                                     as Guarantor

                                     Per: /s/ JOHN MAGUIRE
                                          --------------------------------------
                                          Authorized Signing Officer

                                     Per: /s/ P.A. HARROD
                                          --------------------------------------
                                          Authorized Signing Officer

                                     THE BANK OF NOVA SCOTIA,
                                     as Administrative Agent

                                     Per: ______________________________________
                                          Authorized Signing Officer

                                     Per: ______________________________________
                                          Authorized Signing Officer

Lenders' Signature Pages
Amending Agreement dated as of
September 5,2001, among
CanWest Media Inc.,
CanWest Global Communications Corp.,
the Administrative Agent and the Lender

                                     ___________________________________________
                                     Name of Lender

                                     Per: ______________________________________
                                          Authorized Signing Officer

                                     Per: ______________________________________
                                          Authorized Signing Officer

                                     CANWEST GLOBAL COMMUNICATIONS CORP.
                                     as Guarantor

                                     Per: ______________________________________
                                          Authorized Signing Officer

                                     Per: ______________________________________
                                          Authorized Signing Officer

                                     THE BANK OF NOVA SCOTIA,
                                     as Administrative Agent

                                     Per: ______________________________________
                                          Authorized Signing Officer

                                     Per: ______________________________________
                                          Authorized Signing Officer

                                                  AMMC CDO II, LIMITED
                                                  By: American Money Management
                                     Name of      Corp., as Collateral Manager
                                     Institution: ------------------------------

                                     Per: /s/ DAVID P. MEYER
                                          --------------------------------------
                                          Authorized Signing Officer
                                          David P. Meyer
                                          Vice President

                                                  AMMC CDO I, LIMITED
                                                  By: American Money Management
                                                      Corp., as Collateral
                                     Name of          Manager
                                     Institution: ------------------------------

                                     Per: /s/ DAVID P. MEYER
                                          --------------------------------------
                                          Authorized Signing Officer
                                          David P. Meyer
                                          Vice President

                                     Name of
                                     Institution: Bank of Montreal
                                                  ------------------------------
                                     Per: /s/ ASHOR RAO
                                          --------------------------------------
                                          Authorized Signing Officer
                                          Ashor Rao

                   Name of
                   Institution: Canadian Imperial Bank of Canada
                                --------------------------------
                   Per: /s/ JENNIFER LAWRENCE
                        /s/ A.J. WALLER
                        --------------------------------------
                        Authorized Signing Officer
                        Jennifer Lawrence
                        Director
                        A.J. Waller
                        Executive Director

                                     Name of
                                     Institution: Franklin CLO II, Limited
                                                  ------------------------------

                                     Per: /s/ CHAUNCEY LUFKIN
                                          --------------------------------------
                                          Authorized Signing Officer
                                          Chauncey Lufkin
                                          Vice President

                                     Name of
                                     Institution: Franklin Floating Rate Trust
                                                  ------------------------------

                                     Per: /s/ CHAUNCEY LUFKIN
                                          --------------------------------------
                                          Authorized Signing Officer
                                          Chauncey Lufkin
                                          Vice President

                                     Name of
                                     Institution: Franklin CLO I, Limited
                                                  ------------------------------

                                     Per: /s/ CHAUNCEY LUFKIN
                                          --------------------------------------
                                          Authorized Signing Officer
                                          Chauncey Lufkin
                                          Vice President

                               Name of
                               Institution: Franklin Floating Rate Master Series
                                            ------------------------------------


                               Per: /s/ CHAUNCEY LUFKIN
                                    --------------------------------------------
                                    Authorized Signing Officer
                                    Chauncey Lufkin
                                    Vice President

                           INDOSUEZ CAPITAL FUNDING VI, LIMITED
              Name of      By: Indosuez Capitalas Collateral Manager
              Institution: ------------------------------------------


              Per: /s/ MELISSA MARANO
                   --------------------------------------------
                   Authorized Signing Officer
                   Melissa Marano
                   Vice President

                                                  MASSACHUSETTS MUTUAL LIFE
                                                  INSURANCE COMPANY
                                                  By: D.L. Babson & Co., Inc
                                     Name of      As Investment Advisor
                                     Institution: ------------------------------



                                     Per: /s/ WALTER T. DWYER
                                          --------------------------------------
                                          Authorized Signing Officer

                                          MASS MUTUAL HIGH YIELD PARTNERS II LLC
                                          By: HYP Management, Inc.
                                 Name of  As Managing Member
                             Institution: --------------------------------------




                                     Per: /s/ WALTER T. DWYER
                                          --------------------------------------
                                          Authorized Signing Officer

                                                 MAPLEWOOD (CAYMAN) LTD
                                                 By: D.L. Babson & Co., Inc
                                                 Under Delegated Authority
                                                 From Mass Mutual Life
                                                 Insurance Co. As Investment
                                     Name of     Manager
                                     Institution:------------------------------



                                     Per: /s/ WALTER T. DWYER
                                          --------------------------------------
                                          Authorized Signing Officer

                                            OAK HILL CREDIT PARTNERS I, LIMITED
                                            By: Oak Hill CLO Management, LLC
                               Name of      as Investment Manager
                               Institution: -----------------------------------



                               Per: /s/ SCOTT D. KRASE
                                    -------------------------------------------
                                    Authorized Signing Officer
                                    Scott D. Krase
                                    Vice President

                                       OAK HILL SECURITIES FUND II, L.P.
                                       By: Oak Hill Securities Gen Par II, L.P.,
                                           its General Partner

                                       By: Oak Hill Securities MGP II, Inc.
                                           its General Partner
                               Name of
                               Institution:-------------------------------------



                                     Per: /s/ SCOTT D. KRASE
                                          --------------------------------------
                                          Authorized Signing Officer
                                          Scott D. Krase
                                          Vice President

                                        OAK HILL SECURITIES FUND, L.P.
                                        By: Oak Hill Securities Gen Par, L.P.
                                            its General Partner

                                        By: Oak Hill Securities MGR, Inc.
                                            its General Partner
                               Name of
                               Institution: -----------------------------------



                                       Per: /s/ SCOTT D. KRASE
                                            -----------------------------------
                                            Authorized Signing Partner
                                            Scott D. Krase
                                            Vice President

                                                PERSEUS CDO I, LIMITED
                                                By: D.L. Babson L. Company, Inc.
                                                under delegated authority from
                                                MASS MUTUAL LIFE INSURANCE
                                    Name of     CO. As Portfolio Manager
                                    Institution:-------------------------------



                                    Per: /s/ WALTER T. DWYER
                                         ---------------------------------------
                                         Authorized Signing Officer

                                     Name of
                                     Institution: Royal Bank of Canada
                                                  ------------------------------

                                     Per: /s/ TOM FAIRBROTHER
                                          --------------------------------------
                                          Authorized Signing Officer

                                                  SAAR HOLDINGS CDO LIMITED
                                                  By: David L. Babson & Co., INC
                                                  Under Delegated Authority from
                                     Name of      MASS MUTUAL LIFE INSURANCE
                                     Institution: CO As Collateral Manager
                                                  ------------------------------

                                     Per: /s/ WALTER T. DWYER
                                          --------------------------------------
                                          Authorized Signing Officer

                                                  SIMSBURY CLO LTD
                                                  By: D.L. Babson & Co., INC
                                                  Under Delegated Authority
                                                  From MASS MUTUAL
                                     Name of      LIFE INSURANCE CO
                                     Institution: As Collateral Manager
                                                  ------------------------------

                                     Per: /s/ WALTER T. DWYER
                                          --------------------------------------
                                          Authorized Signing Officer

                                                  SOMERS CDO LIMITED
                                                  By: D.L. Babson & Co., INC
                                                  Under Delegated Authority
                                                  From MASS MUTUAL LIFE
                                     Name of      INSURANCE CO. As Collateral
                                     Institution: Manager
                                                  ------------------------------

                                     Per: /s/ WALTER T. DWYER
                                          --------------------------------------
                                          Authorized Signing Officer

                                                  SUFFIELD CDO, LTD
                                     Name of      By: D.L. Babson & Co., INC
                                     Institution: As Collateral Manager
                                                 -------------------------------

                                     Per: /s/ WALTER T. DWYER
                                          --------------------------------------
                                          Authorized Signing Officer

                                                  Liberty - Stein Roe Advisor
                                                  Floating Rate Advantage Fund
                                     Name of      By Stein Roe & Farnham
                                     Institution: Incorporated, As Advisor
                                                  ------------------------------
                                     Per: /s/ BRIAN W. GOOD
                                          --------------------------
                                          Authorized Signing Officer
                                          Brian W. Good
                                          Sr. Vice President & Portfolio Manager

                                     Name of      Stein Roe Floating Rate
                                     Institution: Limited Liability Company
                                                  ---------------------------

                                     Per: /s/ BRIAN W. GOOD
                                          -----------------------------------
                                          Authorized Signing Officer
                                          Brian W. Good
                                          Senior Vice President
                                          Stein Roe & Farnham Incorporated,
                                          as Advisor to the Stein Roe Floating
                                          Rate Limited Liability Company

                                                Stein Roe & Farnham CLO I Ltd.,
                                                by Stein Roe & Farnham
                                   Name of      Incorporated As Portfolio
                                   Institution: Manager
                                                ------------------------------

                                           Per: /s/ BRIAN W. GOOD
                                                ------------------------------
                                                Authorized Signing Officer
                                                Brian W. Good
                                                Sr. Vice President &
                                                Portfolio Manager

                      Name of      Stein Roe & Farnham Incorporated,
                      Institution: As Agent for Keyport Life Insurance Company
                                   ------------------------------

                              Per: /s/ BRIAN W. GOOD
                                   ------------------------------
                                   Authorized Signing Officer
                                   Brian W. Good
                                   Sr. Vice President &
                                   Portfolio Manager

                                     Name of
                                     Institution: GIBRALTAR LIMITED
                                                  ______________________________

                                     Per: /S/ EVAN DREYFUSS
                                          ______________________________________
                                          Authorized Signing Officer
                                          Evan Dreyfuss
                                          Seneca Capital Management
                                       6

                                     Name of
                                     Institution: SENECA CBO III
                                                  ______________________________

                                     Per: /s/ EVAN DREYFUSS
                                          ______________________________________
                                          Authorized Signing Officer
                                          Evan Dreyfuss
                                          Seneca Capital Management

                                     Name of
                                     Institution: KZH CNC LLC
                                                  ______________________________

                                     Per: /s/ SUSAN LEE
                                          ______________________________________
                                          Authorized Signing Officer

                                     Name of
                                     Institution: KZH Pondview LLC
                                                  ______________________________

                                     Per: /s/ SUSAN LEE
                                          ______________________________________
                                          Authorized Signing Officer

                                     Name of
                                     Institution: KZH Shoshone LLC
                                                  ______________________________

                                     Per: /s/ SUSAN LEE
                                          ______________________________________
                                          Authorized Signing Officer

                                     Name of
                                     Institution: KZH Waterside LLC
                                                  ______________________________

                                     Per: /s/ SUSAN LEE
                                          ______________________________________
                                          Authorized Signing Officer

                                     Name of
                                     Institution: Winged Foot Funding Trust
                                                  ______________________________

                                     Per: /s/ ANN E. MORRIS
                                          ______________________________________
                                          Authorized Signing Officer

                                     Name of
                                     Institution: Bank of America Canada
                                                  ------------------------------

                                     Per: /s/ JEFF ARMITAGE
                                          --------------------------------------
                                          Authorized Signing Officer

                                  Name of
                                  Institution: Bank of Tokyo-Mitsubishi (Canada)
                                               ---------------------------------

                                  Per: /s/ ANGELO BISUTTI
                                       -----------------------------------------
                                       Authorized Signing Officer

                                     Name of
                                     Institution: Pinehurst Trading, Inc.
                                                  ------------------------------

                                     Per: /s/ ANN E. MORRIS
                                          --------------------------------------
                                          Authorized Signing Officer

                                     Name of
                                     Institution: TD BANK
                                                  ------------------------------

                                     Per: /s/ ROHAN APPADURAI
                                          --------------------------------------
                                          Authorized Signing Officer

                                     Name of
                                     Institution: CAISSE DE DEPOT ET PLACEMENT
                                                  DO QUEBEC
                                                  ------------------------------

                                     Per: /s/ JEAN-PIERRE JETTE
                                          --------------------------------------
                                          Authorized Signing Officer


                                       6